This filing is made pursuant to Rule 424(b)(3)
under the Securities Act of 1933 in connection
with Registration No. 333-90424

PROSPECTUS SUPPLEMENT NO. 3
(TO PROSPECTUS DATED AUGUST 14, 2002)

DENDREON CORPORATION

115,035 Shares of Common Stock

This prospectus supplement provides supplementary information regarding a purchase by BNY Capital Markets, Inc., or CMI, from us of shares of our common stock pursuant to an equity line financing agreement, sometimes referred to as an “equity line facility,” that we have entered into with CMI and that is described in the accompanying prospectus. Pursuant to the terms of the equity line facility, CMI, subject to the satisfaction of certain conditions, will purchase from us on December 17, 2002, an aggregate of 115,035 shares of our common stock for total proceeds to us of $626,691.03 minus applicable expenses. CMI may resell all of the shares of our common stock that it will so purchase from us under this prospectus supplement and the accompanying prospectus. We will not receive any proceeds from any resales of our common stock made by CMI under this prospectus supplement and the accompanying prospectus. CMI is an “underwriter” within the meaning of the Securities Act of 1933, as amended, in connection with its sale of our common stock under this prospectus supplement and the accompanying prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol “DNDN.” The prices at which CMI purchased these shares from us were established under the equity line facility by reference to closing price of our common stock on the Nasdaq National Market for December 10, 2002 and December 11, 2002 and by reference to the actual sales prices for shares of our common stock sold by CMI on December 13, 2002, in each case net of a discount of 3% per share.

On December 16, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $5.34 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS AND “FACTORS THAT MAY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION” UNDER “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” IN OUR MOST RECENT FORM 10-K OR FORM 10-Q THAT HAS BEEN FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THAT IS INCORPORATED BY REFERENCE INTO THE ACCOMPANYING PROSPECTUS.

You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and CMI has not, authorized anyone to provide you with different information. We are not, and CMI is not, making an offer of the shares of common stock to be sold under this prospectus supplement and the accompanying prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 17, 2002.

S-1

PROSPECTUS

4,800,000 Shares

Dendreon Corporation

Common Stock

Under this prospectus, BNY Capital Markets, Inc., or CMI, may resell up to 4,800,000 shares of our common stock that CMI has purchased or may purchase from us pursuant to an equity line financing agreement, sometimes referred to as an “equity line facility,” that we have entered into with CMI and that is further described in this prospectus. We will not receive any proceeds from any resales of our common stock made by CMI under this prospectus.

CMI is an “underwriter” within the meaning of the Securities Act of 1933, as amended, in connection with its sale of our common stock under this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol “DNDN.” On August 13, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $4.14 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 14, 2002.

You should rely only on the information contained or incorporated by reference into this prospectus or any related prospectus supplement. We have not, and CMI has not, authorized anyone to provide you with different information. We are not, and CMI is not, making an offer of the shares of common stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any related prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the related prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

Dendreon®, the Dendreon logo, DACS®, Provenge®, Simplesep Enrichment System®, Mylovenge™, Myezenium™, Neuvenge™, Neuzenium™, Prozenium™ and the Antigen Delivery Cassette™ are our trademarks. All other trademarks appearing or incorporated by reference into this prospectus or any related prospectus supplement are the property of their owners.

OUR COMPANY

We are dedicated to the discovery and development of novel products for the treatment of diseases through our innovative manipulation of the immune system. Our product pipeline is focused on cancer, and includes therapeutic vaccines, monoclonal antibodies and a pathway to small molecules.

The products most advanced in development are therapeutic vaccines that are designed to stimulate a patient’s immunity for the treatment of cancer. Provenge, our therapeutic vaccine for the treatment of prostate cancer, has advanced to Phase III clinical trials, the final stage of product development. In August 2002, we announced preliminary results of an analysis of our first Phase III clinical trial of Provenge. Although the study did not achieve its pre-specified endpoint, the data revealed that the single most important predictor of responders to Provenge was a patient’s Gleason score, the accepted measure of the aggressiveness of a patient’s tumor, with a significant positive difference in response to treatment between patients with a Gleason score of less than or equal to 7 and patients with a Gleason score of 8 or more. We are preparing this data for discussion with the Food and Drug Administration, or FDA. We are conducting Phase II clinical trials for Mylovenge, our therapeutic vaccine for the treatment of multiple myeloma, and Phase I clinical trials for APC8024, our therapeutic vaccine for the treatment of breast, ovarian and colon cancers. We have additional therapeutic vaccines, monoclonal antibodies and a pathway to small molecule drug discovery in preclinical development for the treatment of cancer. In August 2002, we entered into an agreement with Genentech, Inc. to collaborate in the preclinical research, clinical development and commercialization of products derived from our trp-p8 gene platform. The trp-p8 gene is the first gene generated from our internal antigen discovery program. We also intend, over time, to pursue the application of our technologies in the fields of autoimmune diseases, allergies and infectious diseases.

We were incorporated in Delaware in August 1992. Our principal executive offices are located at 3005 First Avenue, Seattle, Washington 98121, and our telephone number is (206) 256-4545. Our Internet web site address on the world wide web is www.dendreon.com. The contents of our web site are not part of this prospectus, and the reference to our web site does not constitute incorporation by reference into this prospectus of the information contained at that site.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus or incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the safe harbor created by the Securities Litigation Reform Act of 1995. We have based these forward-looking statements largely on our expectations and projections about future events and financial and other trends affecting the financial condition and/or operating results of our business. Forward-looking statements involve risks and uncertainties. There are important factors that could cause actual results to be materially different from the results expressed or implied by these forward-looking statements, including, among other things:

•	our ability to complete and achieve positive results in clinical trials;

•	our ability to develop safe and efficacious vaccines;

•	our ability to comply with existing and future regulations affecting our business and obtain regulatory approvals for our products that are under development;

•	our ability to commercialize our products that are under development;

•	the extent to which the costs of any products that we are able to commercialize will be reimbursable by third-party payors;

•	the extent to which any products that we are able to commercialize will be accepted by the market;

•	our ability to protect our proprietary rights and operate our business without conflicting with the rights of others;

•	the effect that any intellectual property litigation or product liability claims that we may become involved with may have on our business and operating and financial performance;

•	our expectations and estimates concerning our future operating and financial performance, ability to finance our business, and financing plans;

•	our reliance on corporate collaborators for research and development, manufacturing, clinical trials management and other activities, and technology licenses;

•	our ability to maintain our existing collaborations and achieve milestones or otherwise be successful under them;

•	our dependence on single-source vendors for some of our components;

•	the impact of competition and technological change on our business;

•	our ability to recruit and retain key personnel;

•	our ability to enter into future collaboration agreements;

•	anticipated trends in our business; and

•	other risk factors set forth under “Risk Factors” in this prospectus.

In addition, in this prospectus and the documents incorporated by reference into this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” “expect,” “potential,” or “opportunity,” the negative of these words or similar expressions, as they relate to us, our business, our future financial and/or operating performance or our management, are intended to identify forward-looking statements. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

RISK FACTORS

Investing in our common stock involves risk. You should carefully consider the risk factors described below and the other information contained or incorporated by reference into this prospectus before investing in our common stock. For more information about information incorporated by reference into this prospectus, see “Where You Can Find Additional Information.” The risks and uncertainties described below and in documents incorporated by reference into this prospectus are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the risks described below or in documents incorporated by reference into this prospectus actually occur, our business, results of operations and financial condition could be materially and adversely affected, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Relating To Our Business and Our Common Stock

We have a history of operating losses; we expect to continue to incur losses and we may never be profitable.

As of June 30, 2002, we had an accumulated deficit of $104.4 million. These losses have resulted principally from costs incurred in our research and development programs and from our general and administrative costs. We have derived no significant revenues from product sales or royalties. We do not expect to achieve significant product sales or royalty revenue for a number of years, and are not able to predict when we might do so, if ever. We expect to incur additional operating losses in the future. These losses may increase significantly as we expand our development and clinical trial efforts.

Our ability to achieve long-term profitability is dependent upon obtaining regulatory approvals for our products and successfully commercializing our products alone or with third parties. We may not be successful in obtaining regulatory approval and commercializing our products, and our operations may not be profitable even if any of our products under development are commercialized.

We may take longer to complete our clinical trials than we project, or we may not be able to complete them at all.

Although for planning purposes we project the commencement, continuation and completion of our clinical trials, a number of factors, including regulatory requirements, scheduling conflicts with participating clinicians and clinical institutions, and difficulties in identifying and enrolling patients who meet trial eligibility criteria, may cause significant delays. We may not commence or complete clinical trials involving any of our products as projected or may not conduct them successfully.

We rely on academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our products. We have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. Third party clinical investigators may not perform our clinical trials on our anticipated schedules or consistent with a clinical trial protocol, and may not perform data collection and analysis in a timely manner.

In April 2002, the Food and Drug Administration, or FDA, asked us to suspend new patient enrollment in our second Phase III clinical trial of Provenge in men with hormone resistant prostate cancer, or HRPC, pending receipt by the FDA of information from us regarding the specific composition of cellular components in the Provenge vaccine. We are preparing this information for submission to the FDA. If the clinical hold is not lifted, we fail to complete our second Phase III clinical trial of Provenge for any other reason, or we otherwise fail to commence or complete, or experience further delays in, any of our other present or planned clinical trials, our stock price and our ability to conduct our business as currently planned would be harmed. In addition, in light of the results of our first Phase III clinical trial for Provenge, we may need to conduct one or more additional Phase III trials of Provenge. Our development costs will increase if the current delay in our second Phase III Provenge trial or any future delays in our Provenge clinical trials or clinical trials for our other potential products are significant or if we need to perform more or larger clinical trials than planned. If the delays are significant, our financial results and the commercial prospects for our product candidates will be adversely affected.

If testing of a particular product does not yield successful results, then we will be unable to commercialize that product.

We must demonstrate our products’ safety and efficacy in humans through extensive preclinical and clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including the following:

•	safety and efficacy results obtained in early human clinical trials, as in our prostate cancer and multiple myeloma trials, may not be indicative of results that are obtained in later clinical trials;

•	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	after reviewing test results, we or our collaborators may abandon or substantially restructure projects that we might previously have believed to be promising, including Provenge;

•	we, our collaborators or regulators, may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks or for other reasons; and

•
the effects of our potential products may not be the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

Clinical testing is very expensive, takes many years, and the outcome is uncertain. Our first Phase III clinical trial for Provenge did not meet its primary endpoint. Although the analysis identified a group of patients who were benefited by treatment with Provenge, we may not obtain favorable results from the clinical study of more patients in this group, if such additional study is required by the FDA. Data from our clinical trials may not be sufficient to support approval by the FDA of our potential products. The clinical trials of Provenge, Mylovenge, and our other products under development may not be completed as planned and the FDA may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety, efficacy or physiology of a cancer vaccine under development, this will delay or prevent regulatory approval of the vaccine, which could prevent us from achieving profitability.

If our products are not accepted by the market, we will not generate significant revenues or become profitable.

The success of any product we may develop will depend upon the medical community, patients and third-party payors accepting our products as medically useful, cost-effective, and safe. We cannot guarantee that any of our products in development, if approved for commercialization, will be used by doctors to treat patients. The degree of market acceptance for our products depends upon a number of factors, including:

•	the receipt and scope of regulatory approvals;

•	demonstration of the efficacy and safety of our products to the medical and patient community;

•	the cost and advantages of our products compared to other available therapies; and

•	reimbursement policies of government and third-party payors.

We may require additional funding, and our future access to capital is uncertain.

It is expensive to develop cancer vaccines, monoclonal antibodies and other products, and to conduct clinical trials for and commercialize our products. We plan to continue to simultaneously conduct clinical trials and preclinical research for many different cancer and autoimmune disease products, which is costly. Our existing capital and future revenues may not be sufficient to support the expenses of our operations, the development of commercial infrastructure, and the conduct of our clinical trials and preclinical research. We may need to raise additional capital to:

•	fund operations;

•	continue the research and development of our products; and

•	commercialize our products.

We believe that our cash on hand, assuming no drawdowns on the equity line facility, and cash generated from our collaborative arrangements will be sufficient to meet our projected operating and capital requirements for at least the next 21 months. However, we may need additional financing within this time frame depending on a number of factors, including the following:

•	our timetable for and costs of the commercialization of Provenge;

•	our degree of success in commercializing Provenge and our other products;

•	the amount and timing of milestone payments we receive from our collaborators;

•	the rate of progress and cost of our research and development and clinical trial activities;

•	the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights;

•	emergence of competing technologies and other adverse market developments;

•	changes in or terminations of our existing collaboration and licensing arrangements;

•	the cost of manufacturing scale-up and development of marketing operations, if we undertake those activities; and

•	our ability to satisfy the conditions for accessing the equity line facility, which are described under “Equity Line Financing Agreement.”

We may not be able to obtain additional financing on favorable terms or at all. If we are unable to raise additional funds, we may be required to delay, reduce or eliminate some of our development programs and some of our clinical trials. If we raise additional funds by issuing equity securities, including under the equity line facility, further dilution to stockholders may result.

We are subject to extensive regulation, which is costly, time-consuming and may subject us to unanticipated delays; even if we obtain regulatory approval for the commercial sale of any of our products, those products may still face regulatory difficulties.

All of our potential products, cell processing and manufacturing activities are subject to comprehensive regulation by the FDA in the United States and by comparable authorities in other countries. The process of obtaining required FDA and other regulatory approvals, including foreign approvals, is expensive and often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Provenge, Mylovenge and our other vaccine products are novel; therefore, regulatory agencies lack experience with them, which may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of Provenge, Mylovenge and our other products under development. Unless the FDA allows our second Phase III clinical trial of Provenge in men with HRPC to recommence enrollment, this potential product may not be approved for commercial sale. The FDA also may suspend enrollment in other clinical trials we are conducting or refuse us permission to commence new trials of our cancer vaccines.

To date, no cancer vaccine using dendritic cell technologies has been approved for commercial sale. Consequently, there is no precedent for the successful commercialization of products based on our technologies. In addition, we have had only limited experience in filing and pursuing applications necessary to gain regulatory approvals for commercial sale, which may impede our ability to obtain timely FDA approvals. We have not yet sought FDA approval for any vaccine product. We will not be able to commercialize any of our potential products until we obtain FDA approval. Therefore, any delay in obtaining, or inability to obtain, FDA approval could harm our business.

If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be fined, forced to remove a product from the market and experience other adverse consequences, including delay, which could materially harm our financial results. Additionally, we may not be able to obtain the labeling claims necessary or desirable for the promotion of our products. We may also be required to undertake post-

marketing trials. In addition, if we or others identify side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products, and additional marketing applications may be required.

An investigational new drug application must become effective before human clinical trials may commence. The investigational new drug application is automatically effective 30 days after receipt by the FDA, unless before that time the FDA requests an extension to review the application, or raises concerns or questions about the conduct of the trials as outlined in the application. In the latter case, the sponsor of the application and the FDA must resolve any outstanding concerns before clinical trials can proceed. Thus, the submission of an investigational new drug application may not result in the FDA authorizing us to commence clinical trials in any given case. In addition, the FDA may suspend enrollment in a clinical trial or may suspend ongoing treatment of patients for any of a number of reasons including concerns about the conduct of the trial or the safety or efficacy of the drug.

Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product. The FDA regulates preclinical studies under a series of regulations called the current Good Laboratory Practices regulations. If the sponsor violates these regulations, the FDA, in some cases, may invalidate the studies and require that the sponsor replicate those studies.

The availability and amount of reimbursement for our potential products and the manner in which government and private payors may reimburse for our potential products is uncertain; we may face challenges from government and private payors that adversely affect reimbursement for our potential products.

We expect that many of the patients who seek treatment with our products, if approved for marketing, will be eligible for Medicare benefits. Other patients may be covered by private health plans or uninsured. The application of existing Medicare regulations and interpretive rulings to newly-approved products, especially novel products such as ours, is not certain and those regulations and interpretive rulings are subject to change. If we are unable to obtain or retain adequate levels of reimbursement from Medicare or from private health plans, our ability to sell our potential products will be adversely affected. Medicare regulations and interpretive rulings also may determine who provides certain services. This may adversely affect our ability to market or sell our products, if approved.

Federal and state governments, as well as foreign governments, continue to propose legislation designed to contain or reduce health care costs. Legislation and regulations affecting the pricing of biologics may change or be adopted before any of our products are approved for marketing. Cost control initiatives could decrease the price that we receive for any one or all of our potential products or increase patient coinsurance to a level that makes our products under development unaffordable. In addition, government and private health plans persistently challenge the price and cost-effectiveness of biologics and pharmaceuticals. Therefore, any one or all of our products under development may ultimately not be considered cost effective by these third-party payors and thus not be covered under their health plans or covered only at a lower price. Any of these initiatives or developments could prevent us from successfully marketing and selling any of our potential products.

We rely on third parties to perform a variety of functions and have limited manufacturing and cell processing capabilities, which could limit our ability to commercialize our products.

We rely in part on collaborators and other third parties to perform for us or assist us with a variety of important functions, including research and development, manufacturing and clinical trials management. We also license technology from others to enhance or supplement our technologies. We have never manufactured our cancer vaccines and other products on a commercial scale. It may be difficult or impossible to economically manufacture our products on a commercial scale. We have contracted with Diosynth RTP, Inc. to assist us in the scale-up to commercial level production of the antigen used in the preparation of Provenge. We cannot be certain that this contract will result in our ability to produce the antigen for Provenge on a commercial scale, if Provenge is successful. We intend to rely on third party contract manufacturers to produce large quantities of materials needed for clinical trials and product commercialization. Third party manufacturers may not be able to meet our needs with respect to timing, quantity or quality. If we are unable to contract for a sufficient supply of needed materials on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our clinical testing may be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of our products. Any delay may lower our revenues and potential profitability and adversely affect our stock price.

In addition, we and any third-party manufacturers that we may use must continually adhere to current Good Manufacturing Practices, or cGMP, regulations enforced by the FDA through its facilities inspection program. If our facilities or the facilities of these manufacturers cannot pass a pre-approval plant inspection, the FDA pre-market approval of our products will not be granted. In complying with cGMP and foreign regulatory requirements, we and any of our third-party manufacturers will be obligated to expend time, money and effort in production, record-keeping and quality control to assure that our products meet applicable specifications and other requirements. If we or any of our third-party manufacturers fail to comply with these requirements, we may be subject to regulatory action.

We own facilities for cell processing, the manufacture of antigens for our clinical trials, and final formulation of our cancer vaccines, and we also contract with third parties to provide these services. These facilities may not be sufficient to meet our needs for our prostate, multiple myeloma and other clinical trials. Additionally, if we decide to manufacture any of our products in commercial quantities ourselves, we will require substantial additional funds and will be required to hire and train significant numbers of employees, construct additional facilities and comply with applicable regulations for these facilities, which are extensive. We may not be able to develop production facilities that both meet regulatory requirements and are sufficient for all clinical trials or commercial use.

If we lose or are unable to secure collaborators, or if our collaborators, including Kirin and Genentech, do not apply adequate resources to their collaborations with us, our product development and potential for profitability may suffer.

We intend to enter into additional collaborations for one or more of the research, development, manufacturing, marketing and other commercialization activities relating to some of our products under development. We have entered into a collaboration with Kirin relating to the development and commercialization of our products based on our dendritic cell technologies in Asia. As our collaborator, Kirin funds testing, makes regulatory filings and may manufacture and market our products in Asia. The amount and timing of resources applied by Kirin or our other collaborators or potential collaborators to our joint efforts are not within our control. In August 2002, we entered into a collaboration with Genentech, Inc. for preclinical research, clinical development, and commercialization of monoclonal antibodies and potentially other products derived from our trp-p8 gene platform.

If any collaborator breaches or terminates its agreement with us, which Kirin and Genentech may do under certain circumstances, or fails to conduct its collaborative activities in a timely manner, the commercialization of our products under development could be slowed down or blocked completely. It is possible that Kirin, Genentech or other collaborators or potential collaborators will change their strategic focus, pursue alternative technologies or develop alternative products, either on their own or in collaboration with others, as a means for developing treatments for the diseases targeted by our collaborative programs. The effectiveness of our collaborators in marketing our products will also affect our revenues and earnings.

Our collaboration with Kirin may not continue or be successful and we may not receive any further research funding, milestone or royalty payments. We recognized approximately 36% of our revenue in 2001, and approximately 56% of our revenue in the six months ended June 30, 2002, from our collaboration with Kirin. Our collaboration with Genentech may not continue or be successful and we may not receive any milestone or other payments from Genentech. We intend to continue to enter into new collaborative agreements in the future. However, we may not be able to successfully negotiate any additional collaborative arrangements. If established, these relationships may not be scientifically or commercially successful. Any additional collaborations would likely subject us to some or all of the risks described above with respect to our collaborations with Kirin and Genentech. Disputes may arise between us and our existing or potential collaborators, as to a variety of matters, including financial or other obligations under our agreements. These disputes may be both expensive and time-consuming and may result in delays in the development and commercialization of products.

We are dependent on single-source vendors for some of our components.

We currently depend on single-source vendors for some of our components necessary for our vaccine candidates, such as cell culture media. There are, in general, relatively few alternative sources of supply for these products. While these vendors have produced our products with acceptable quality, quantity and cost in the past, they may be unable or unwilling to meet our future demands. Establishing additional or replacement suppliers for these products could take a substantial amount of time. If we have to switch to a replacement vendor, the manufacture and delivery of our vaccines could be interrupted for an extended period.

If we are unable to protect our proprietary rights, we may not be able to compete effectively or operate profitably.

Our success is dependent in part on obtaining, maintaining and enforcing our patents and other proprietary rights and our ability to avoid infringing the proprietary rights of others. Patent law relating to the scope of claims in the biotechnology field in which we operate is still evolving and, consequently, patent positions in our industry may not be as strong as in other more well-established fields. Accordingly, the United States Patent and Trademark Office may not issue patents from the patent applications owned by or licensed to us. If issued, the patents may not give us an advantage over competitors with similar technology. It is also possible that third parties may successfully avoid our patents through design innovation.

The issuance of a patent is not conclusive as to its validity or enforceability and it is uncertain how much protection, if any, will be given to our patents if we attempt to enforce them and their validity is challenged in court or in other proceedings, such as oppositions, which may be brought in domestic or foreign jurisdictions. A third party may challenge the validity or enforceability of a patent after its issuance by the United States Patent and Trademark Office. It is possible that a third party may successfully challenge our patents or patents licensed by us from others, or that a challenge will result in limiting their coverage. The cost of litigation to uphold the validity of patents and to prevent infringement can be substantial and, if the outcome of litigation is adverse to us, third parties may be able to use our patented invention without payment to us. Moreover, it is possible that third parties may infringe our patents. To stop these activities we may need to file a lawsuit. Even if we were successful in stopping the violation of our patent rights, these lawsuits are expensive and consume time and other resources. In addition, there is a risk that a court would decide that our patents are not valid and that we do not have the right to stop the other party from using the invention. There is also the risk that, even if the validity of our patents is upheld, a court will refuse to stop the other party on the grounds that its activities are not covered by, that is, do not infringe, our patents.

In addition to the intellectual property rights described above, we also rely on unpatented technology, trade secrets and confidential information. Therefore, others may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. However, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

The use of our technologies could potentially conflict with the rights of others.

Our competitors or others may have or acquire patent rights that they could enforce against us. If they do so, then we may be required to alter our products, pay licensing fees or cease activities. If our products conflict with patent rights of others, third parties could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any legal action and a required license under the patent may not be available on acceptable terms or at all.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. If there is litigation against us, we may not be able to continue our operations.

Should third parties file patent applications, or be issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine priority of invention. We may be required to participate in interference proceedings involving our issued patents and pending applications. We may be required to cease using the technology or to license rights from prevailing third parties as a result of an unfavorable outcome in an interference proceeding. A prevailing party in that case may not offer us a license on commercially acceptable terms.

We are exposed to potential product liability claims, and insurance against these claims may not be available to us at a reasonable rate in the future.

Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We have clinical trial insurance coverage and we intend to obtain product liability insurance coverage in the future. However, such insurance coverage may not be available to us at an acceptable cost, if at all. We may not be able to obtain future insurance coverage that will be adequate to satisfy any liability that may arise. Regardless of their merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues. Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

Competition in our industry is intense and many of our competitors have substantially greater resources than we do.

Competition in the cancer, infectious disease, autoimmune disease and allergy fields is intense and is accentuated by the rapid pace of technological development. Research and discoveries by others may result in breakthroughs which may render our products obsolete even before they generate any revenue. There are products currently under development by others that could compete with the products that we are developing. Many of our competitors have substantially greater research and development capabilities and manufacturing, marketing, financial and managerial resources than we do. Our competitors may:

•	develop safer or more effective immunotherapeutics and other therapeutic products;

•	reach the market more rapidly, reducing the potential sales of our products; or

•	establish superior proprietary positions.

We understand that companies, including AVI BioPharma, Inc., Cell Genesys, Inc., NW Biotherapeutics, Inc., Therion Biologics Corporation and Vical Incorporated may be developing prostate cancer vaccines that could potentially compete with Provenge, if Provenge is successfully developed. These competitors may succeed in developing and marketing cancer vaccines that are more effective than or marketed before Provenge.

We anticipate that we will face increased competition in the future as new companies enter our markets and as scientific developments surrounding immunotherapy and other cancer therapies accelerate. If our products receive marketing approval but cannot compete effectively in the marketplace, our profitability and financial position would suffer.

We must expand our operations to commercialize our products, which we may not be able to do.

We will need to expand and effectively manage our operations and facilities to successfully pursue and complete future research, development and commercialization efforts. To grow we will need to add personnel and expand our capabilities, which may strain our existing managerial, operational, financial and other resources. To compete effectively and manage our growth, we must:

•	train, manage and motivate a growing employee base;

•	accurately forecast demand for our products; and

•	expand existing operational, financial and management information systems.

If we fail to manage our growth effectively, our product development and commercialization efforts could be curtailed or delayed.

If we lose key management and scientific personnel or cannot recruit qualified employees, our product development programs and our research and development efforts will be harmed.

Our success depends, to a significant extent, upon the efforts and abilities of our key employees. The loss of the services of one or more of our key employees may delay our product development programs and our research and development efforts. We do not maintain key person life insurance on any of our officers, employees or consultants.

Competition for qualified employees among companies in the biotechnology and biopharmaceutical industry is intense. Our future success depends upon our ability to attract, retain and motivate highly skilled employees. In order to commercialize our products successfully, we may be required to expand substantially our workforce, particularly in the areas of manufacturing, clinical trials management, regulatory affairs, business development and sales and marketing. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel.

Market volatility may affect our stock price and the value of an investment in our common stock may be subject to sudden decreases.

The trading price for our common stock has been, and we expect it to continue to be, volatile. The price at which our common stock trades depends upon a number of factors, including our historical and anticipated operating results, preclinical and clinical trial results, market perception of the prospects for biotechnology companies as an industry sector and general market and economic conditions, some of which are beyond our control. Factors such as fluctuations in our financial and operating results, changes in government regulations affecting product approvals, reimbursement or other aspects of our or our competitors’ businesses, FDA review of our product development activities, the results of preclinical studies and clinical trials, announcements of technological innovations or new commercial products by us or our competitors, developments concerning key personnel and our intellectual property rights, significant collaborations or strategic alliances and publicity regarding actual or potential performance of products under development by us or our competitors could also cause the market price of our common stock to fluctuate substantially. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may lower the market price of our common stock. Moreover, during periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to the companies’ operating performance. Accordingly, our common stock may be subject to greater price volatility than the stock market as a whole.

The market price of our common stock may also be negatively affected if registration rights that we have previously granted are exercised.

In addition to registration rights granted to CMI pursuant to which we have filed the registration statement of which this prospectus is a part, we have granted registration rights in connection with the issuance of our securities to a number of our principal stockholders and warrantholders. In the aggregate, these other registration rights cover approximately 7,807,497 shares of our common stock which are currently outstanding and an additional 453,188 shares of our common stock which may become outstanding upon the exercise of outstanding warrants or warrants that we have agreed to issue. If these registration rights are exercised by the holders, it may bring additional shares of our common stock into the public trading market, which may also have an adverse effect on our common stock price.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult.

Provisions of our certificate of incorporation and bylaws will make it more difficult for a third party to acquire us on terms not approved by our board of directors and may have the effect of deterring hostile takeover attempts. For example, our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be harmed by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could reduce the voting power of the holders of our common stock and the likelihood that common stockholders will receive payments upon liquidation. In addition, our certificate of incorporation divides our board of directors into three classes having staggered terms. We are also subject to provisions of Delaware law that could have the effect of delaying, deferring or preventing a change in control of our company. One of these provisions prevents us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless specified conditions are satisfied. These and other impediments to a third-party acquisition or change of control could limit the price investors are willing to pay in the future for shares of our common stock.

Our executive officers, directors and principal stockholders have substantial control over us, which could delay or prevent a change in our corporate control favored by our other stockholders.

As of June 30, 2002, our executive officers, directors and principal stockholders beneficially owned approximately 38% of our outstanding common stock. These stockholders will likely continue to exercise substantial influence over us for the foreseeable future, even if we should issue common stock to CMI under the equity line facility. Accordingly, these stockholders, individually and as a group, may be able to control us and direct our officers and business, including any determination with respect to a change in control, future issuances of our common stock or other securities, declarations of dividends on our common stock and the election of our board of directors.

Risks Relating To This Offering

Transactions by CMI may adversely affect the price of our common stock.

From time to time, within limitations specified in our equity line facility with CMI and subject to applicable laws, CMI may engage in hedging and other transactions in our common stock, and may sell and deliver shares of our common stock issued under the equity line facility in connection with these transactions. If CMI engages in such transactions, the price of our common stock may be adversely affected.

The actual or anticipated resale by CMI of shares of our common stock that it purchases from us under the equity line facility or otherwise owns or acquires may have an adverse impact on the market price of our common stock.

The resale by CMI through open market transactions or other means of the common stock that it purchases from us under the equity line facility or that it otherwise owns or acquires may, depending upon the timing of the resales, depress the market price of our common stock. Moreover, as all the shares we sell to CMI will be available for immediate resale, the mere prospect of our sales to it could depress the market price of our common stock. In addition, actual or anticipated downward pressure on the market price of our common stock due to actual or anticipated resales of our common stock by CMI could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the market price of our common stock to decline.

Our issuance of shares to CMI will dilute the equity ownership of our existing stockholders.

Under our equity line financing agreement with CMI, we may issue to CMI up to 4.8 million shares of our common stock, which represented approximately 19% of the number of our issued and outstanding shares as of the date of that agreement. The precise number of shares of our common stock that we will issue to CMI over the term of the equity line financing agreement will depend primarily on the closing market price of our common stock during the drawdown periods. Each of our issuances of common stock to CMI under the equity line facility will proportionately decrease our existing stockholders’ percentage ownership of our total outstanding equity interests.

EQUITY LINE FINANCING AGREEMENT

Overview

On June 11, 2002, we entered into an equity line financing agreement with BNY Capital Markets, Inc., or CMI, a registered broker dealer organized under the laws of New York and a wholly owned subsidiary of The Bank of New York Company, Inc., providing for the potential future issuance by us to CMI of shares of our common stock. The agreement is sometimes referred to in this prospectus as the equity line facility. The following description of the equity line facility does not purport to be complete and is subject to, and qualified in its entirety by, the equity line financing agreement, which we have incorporated by reference into the registration statement of which this prospectus is a part.

Under the equity line financing agreement, CMI has committed to purchase, subject to the satisfaction of specified conditions, up to $25 million of our common stock, as we request it over a period beginning on the date that the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission, or SEC, and ending on June 11, 2004. We may issue common stock under the equity line facility with a value equal to no less than $300,000 and no more than $1,500,000 per drawdown period, with each such drawdown period lasting from one to five trading days, at our discretion. CMI will be obligated, subject to the satisfaction of specified conditions and compliance of the drawdown with specified restrictions, to purchase shares of our common stock in an amount determined for the trading days during the drawdown period as follows:

•
for each trading day during the drawdown period other than the last trading day, shares in an amount equal to the quotient of (i) the total remaining dollar amount requested for that drawdown period divided by the number of trading days remaining in that drawdown period and (ii) 97% of the closing price of one share of our common stock on the Nasdaq National Market on the immediately preceding trading day; and

•
on the last trading day during a drawdown period, shares in an amount equal to the total remaining dollar amount requested for that drawdown period divided by 97% of the closing price of one share of our common stock on the Nasdaq National Market on that trading day.

Purchases will be settled on the second trading day immediately following the end of the drawdown period. We may deliver as many separate drawdown notices to CMI as we choose during the term of the equity line financing agreement, provided that we may not deliver a drawdown notice during an ongoing drawdown period. We are under no obligation to issue any minimum number of drawdown requests. However, if we do not issue at least $6.25 million of our common stock to CMI under the equity line facility prior to its termination, we will pay CMI $250,000, pro rated for issuances prior to termination. The total amount of shares of common stock that we may issue under the equity line facility may not exceed 4.8 million shares. We are also not permitted under the equity line facility to issue shares of our common stock to CMI in connection with a drawdown to the extent that doing so would result in CMI and its affiliates beneficially owning more than 9.99% of our common stock immediately after giving effect to such issuance.

The Drawdown Notice Procedure

We may request a drawdown by delivering a drawdown notice to CMI, stating the total amount we wish to draw down during the associated drawdown period and a floor closing price for shares of our common stock on the Nasdaq National Market beneath which we are not willing to sell any shares to CMI. The floor price may not be less than $3.00 per share. If we do not specify a floor price in a given drawdown notice, then the floor price for such drawdown period will be $3.00 per share.

Amount of the Draw and Number of Shares

Subject to the restrictions described below, the number of shares of common stock that CMI will purchase in respect of each trading day during a drawdown period will be determined as described above. The purchase price per share on all but the last trading day during the drawdown period will be an amount equal to 97% of the closing price of one share of our common stock on the Nasdaq National Market on the immediately preceding trading day. The purchase price per share on the last trading day during the drawdown period will be an amount equal to 97% of the closing price of one share of our common stock on the Nasdaq National Market on that trading day.

The total dollar value of the common stock that we may request to draw in each drawdown notice may not be less than $300,000 or more than the lesser of (i) $1,500,000 and (ii) 15% of the product of the average of the daily closing prices for shares of our common stock on the Nasdaq National Market on each of the trading days in a pre-valuation period equal to the number of trading days immediately prior to the drawdown date that is equal to the number of trading days in the drawdown period, multiplied by the average daily trading volume for our common stock on the Nasdaq National Market during that pre-valuation period, multiplied by the number of trading days in the drawdown period.

If either of the following events occur, the drawdown will terminate as of the occurrence of the event, and CMI will purchase the number of shares of our common stock equal to the number of shares, if any, sold by CMI on the trading day of the event at a price per share equal to 97% of the actual sales price per share for the shares sold or, in the case of the second event described below, at a price per share equal to the lower of 97% of the closing price of one share of our common stock on the Nasdaq National Market on the trading day of the event or 97% of the actual sales price per share for the shares sold:

•	the trading price of our common stock on the Nasdaq National Market falls below the floor price specified by us, which cannot be less than $3.00 per share; or if

•
our common stock is not listed and approved for trading on the principal market for our shares, currently the Nasdaq National Market, or during a trading day during the applicable drawdown period trading in our common stock on the principal market for our shares is not free from any halts or suspensions for at least six hours.

Necessary Conditions Before We May Request a Drawdown and CMI is Obligated to Purchase Our Shares

The equity line financing agreement provides that the following conditions, among others, must be satisfied before we may request a drawdown and before CMI will be obligated to purchase shares in any drawdown:

•	the registration statement of which this prospectus is a part must be effective;

•
the registration statement cannot have lapsed in its effectiveness such that CMI is unable to resell shares of our common stock purchased under the equity line facility for more than 30 consecutive trading days or for more than 90 trading days in any twelve-month period;

•
neither we nor CMI may have received notice that the SEC has issued or intends to issue a stop order or has otherwise suspended or withdrawn the effectiveness of the registration statement or has threatened or intends to do so;

•
our representations and warranties to CMI contained in the equity line financing agreement must have been true and correct in all material respects as of the date they were made and on each date we submit a drawdown request, except that representations and warranties specifically made as of a particular date must have been true and correct in all material respects as of that date;

•
we must have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the equity line financing agreement and the related registration rights agreement between us and CMI and we must not be in default under the equity line financing agreement (subject to our right to pay damages for our failure to deliver shares as required under the equity line facility and subject to our right to dispute the amount of such damages in good faith, in each case as discussed below);

•
we must not have previously failed to deliver to CMI shares by two days following any applicable settlement date for a drawdown, or failed to withdraw any stop transfer instructions or to remove any restrictive legend on any stock certificate issued to CMI under the equity line facility as and when required by the equity line facility and the related registration rights agreement between us and CMI, or failed to pay any required late fee with respect to a late delivery of shares to CMI under the equity line facility, or failed to fulfill our obligations under the equity line facility, and in each case also failed to remedy the situation within five days after CMI notifies us of our failure;

•
no statute, rule, regulation, executive order, decree, ruling or injunction may be in effect and no proceeding may have been commenced which prohibits or materially adversely affects any of the transactions contemplated by the equity line facility;

•
since the date of the equity line financing agreement, no material adverse effect on our business, assets, operations, properties, conditions or prospects or on our ability to consummate the transactions contemplated by the equity line facility, may have occurred or be reasonably likely to occur;

•
the trading of our common stock must not have been suspended by the SEC, the principal market for our common stock or the National Association of Securities Dealers since the most recent settlement date for a previous drawdown or the date of the equity line financing agreement if no drawdown has occurred, and the common stock must be approved for listing or quotation and must not have been delisted from its principal market;

•
an independent auditor’s comfort letter or letters in respect of the registration statement of which this prospectus is a part, any Form 10-K covering our most recent fiscal year for which a Form 10-K has been filed, and any Form 8-K containing substantial financial information incorporated by reference into the registration statement must have been delivered before the drawdown and must be reasonably satisfactory to CMI and must not have been rescinded;

•
immediately after completing the proposed drawdown, we must not be in default under any of our constitutive documents, securities or agreements or under any applicable law, regulation, order, injunction, judgment or decree to the extent that such default could reasonably be expected to have a material adverse effect on our business, assets, operations, properties, conditions or prospects or on our ability to consummate the transactions contemplated by the equity line facility;

•	the drawdown period for any previous drawdown notice must have expired;

•
the maximum number of shares that we may sell under such drawdown, which is the requested dollar amount for the drawdown divided by the specified floor price for the drawdown, must not cause the total number of all common shares issued under the equity line facility to exceed 4.8 million shares or CMI and its affiliates to beneficially own more than 9.99% of our common stock immediately after giving effect to such issuance;

•	a prospectus supplement to this prospectus, if required, must have been filed that is in form and substance agreed upon by CMI and us;

•	our outside counsel or our general counsel must have delivered a letter that is typical of “10b-5” letters in form and substance at the time or times specified in the equity line facility; and

•	sufficient copies of the prospectus supplement must have been delivered to CMI on the settlement date for the applicable drawdown.

Additional Covenants under the Equity Line Facility

We have agreed with CMI under the equity line facility:

•
not to make any offer to sell, solicit any offer to buy, agree to sell or sell any security or right to acquire any security if it causes the loss of any exemption under the Securities Act or any blue sky law from otherwise applicable registration requirements in connection with the offer and sale of common shares to CMI under the equity line facility;

•	to reserve authorized shares of common stock to provide for the issuance of the maximum amount of 4.8 million shares under the equity line facility;

•
to have the 4.8 million shares of common stock potentially issuable under the equity line facility approved for quotation or listing, prior to issuance, on the principal market for our common stock and to use our reasonable best efforts to maintain the listing;

•	to file all reports required by the SEC under the Exchange Act and to not terminate our status as an issuer required to file reports under the Exchange Act;

•
to not make any offers or sales of any security under circumstances that would require registration under the Securities Act of the common stock that may be issued pursuant to the equity line facility;

•
to cause the registration rights agreement between us and CMI, dated June 11, 2002, to remain in full force and effect until terminated in accordance with its terms and to use our commercially reasonable best efforts to comply with all of its terms; and

•	to sell and issue the shares under the equity line facility in accordance with the Securities Act and applicable state securities law.

We have further agreed:

•
to not disclose any material nonpublic information to CMI without disclosing the information to the public, unless we identify this information as material nonpublic information to be treated confidentially by CMI and give CMI an opportunity to accept or refuse the information; and

•
to not issue a press release or like public statement related to the equity line facility, other than a press release or Current Report on Form 8-K describing the material terms of the equity line facility and other than in connection with our filing of periodic reports under the Exchange Act (unless such periodic reports contain previously undisclosed material information relating to the equity line facility), without consent by CMI or, if disclosure is required by applicable law or stock exchange rules, without consultation with CMI.

Mechanics of Purchase of Shares by CMI

To effect a purchase of shares, on each settlement date, we must cause the transfer agent for our common stock to electronically transmit the common shares to CMI.

Remedies for Certain Breaches and Termination of the Equity Line Facility

If we fail to deliver the appropriate number of shares to CMI by two days following the applicable settlement date for a drawdown, we will be obliged to pay CMI any actual damages incurred by CMI resulting from the late delivery or nondelivery. CMI may offset this amount against future purchase price payments for shares of our common stock under the equity line facility. We may not request any further drawdowns if we have not delivered any shares of our common stock required to be delivered under the equity line facility or if we have not paid any damages due, unless in connection with the drawdown request, we authorize CMI to offset such damages against the purchase price for the shares to be issued pursuant to that drawdown request. We may, however, in good faith refuse payment, dispute the amount of damages claimed by CMI and continue to make drawdowns for 30 days up to an amount equal to $6 million and/or make a payment under reservation, dispute the amount and continue drawdowns for an additional 90 days from the date of such payment.

The equity line facility will automatically terminate upon the earlier of the sale of shares of our common stock under the equity line facility having an aggregate purchase price of $25 million or on June 11, 2004. CMI may elect to terminate the equity line facility and our right to effect a drawdown with one trading day’s notice under the following circumstances:

•	we make any assignments for the benefit of creditors or a receiver is appointed for substantially all of our property or business;

•	proceedings for relief under any bankruptcy law or law for the relief of debtors are instituted by or against us;

•	we fail to maintain the listing of our common stock on the principal market for our common stock;

•
we have sold all or substantially all of our assets, adopted a plan relating to our dissolution or liquidation, or effected any transaction, including a merger or consolidation, in which more than 50% of our voting power is disposed of; or

•
the composition of our board of directors changes such that a majority of our directors are no longer (i) directors who were directors on the date of the equity line financing agreement, (ii) directors who were nominated or elected by such directors or (iii) directors who were nominated or elected by directors described in clause (ii).

Grant of Registration Rights

We granted registration rights to CMI to enable it to resell the common stock it purchases under the equity line facility pursuant to the registration statement of which this prospectus is a part. In connection with these registration rights, we agreed to indemnify CMI, its officers, directors, employees and agents, and each person who controls CMI and their officers, directors, employees and agents against specified liabilities, including liabilities under the Securities Act, arising out of any untrue statement or alleged untrue statement of a material fact contained in this prospectus or the registration statement of which this prospectus is a part, or the omission or alleged omission of a material fact required to be stated in this prospectus or the registration statement or necessary to make the statements in this prospectus and the registration statement not misleading, except to the extent the losses are based on information furnished to us in writing by CMI for use in the registration statement and except to the extent that we have corrected the untrue statement or omission or alleged untrue statement or omission in an amendment or supplement to the prospectus that we have furnished to CMI and CMI fails to deliver the corrected prospectus to the person claiming losses. CMI has agreed to indemnify us, our officers, directors, employees and agents, and each person who controls us and their officers, directors, employees and agents against any losses to the same extent as the foregoing indemnity, but only to the extent the losses relate to information furnished to us in writing by CMI for use in the registration statement.

We agreed to use our commercially reasonable best efforts to file, as necessary, one or more post-effective amendments to the registration statement to facilitate the sale by CMI, in a manner reasonably requested by CMI, of shares of our common stock that it purchases from us under the equity line facility. This obligation may include, to the extent required under the Securities Act, that a supplemental prospectus be filed that discloses:

•	the names of any broker-dealers involved with the sale;

•	the amount of common stock being sold;

•	the price at which the common stock is to be sold;

•	the commissions paid or discounts or concessions allowed to broker-dealers, where applicable; and

•	any other facts material to the transaction.

We must notify CMI of certain events affecting the registration of the common shares issuable under the equity line facility, including notifying CMI if this prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated or necessary to make the statements in this prospectus not misleading. Our registration rights agreement with CMI permits us to restrict the resale of the common shares that CMI has purchased from us under the equity line facility until we amend or supplement this prospectus to include material information.

We agreed to keep the registration statement current and effective until the earlier of:

•
in the case of an offering that is not underwritten, (i) the date on which all of the common shares issued or issuable under the equity line facility and covered by the registration statement have been sold pursuant to the registration statement, (ii) the date on which CMI has resold all such common shares pursuant to Rule 144 under the Securities Act; and (iii) such time as, in the opinion of our counsel, all such common shares may be resold without any time, volume or manner limitations under Rule 144(k) of the Securities Act or any similar provision then in effect; and

•
in the case of an underwritten offering, until the completion of the distribution of the shares of our common stock that are covered by the registration statement or such longer period as any underwriter is required to deliver a prospectus in connection with the resale of any such shares.

In addition, we have agreed to take certain actions to facilitate the sale by CMI of the shares purchased under the equity line facility pursuant to Rule 144 of the Securities Act, including:

•	filing all reports required under the Securities Act and Exchange Act; and

•	taking such further action as CMI may reasonably request to enable it to sell the shares covered by this prospectus without registration under the Securities Act pursuant to Rule 144.

Expenses of Offering

We have agreed to bear a number of costs, expenses and fees related to the preparation and filing of the registration statement of which this prospectus is a part, including: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or blue sky laws, including reasonable fees and disbursements of a single firm of counsel in connection with blue sky qualification of the shares of common stock sold or to be sold under the equity line facility; (iii) printing expenses; (iv) our internal expenses, including all salaries and expenses of our officers and employees performing legal or accounting duties; (v) the fees and expenses incurred in connection with the listing or quotation of the shares covered by the equity line facility; (vi) fees and disbursements of counsel and customary fees and expenses for independent auditors retained by us, including the expenses of any opinion letters or costs associated with delivery by our outside counsel of opinion letters or comfort letters or review letters or costs associated with the delivery by independent auditors of comfort letters or review letters; (vii) fees and expenses in connection with any approvals or filings with the National Association of Securities Dealers; and (viii) the fees and expenses of any special experts retained by us in connection with such registration. We will not bear underwriting fees, discounts or commissions, any brokers’ fees or commissions incurred by CMI or any transfer taxes attributable to the sale of the shares covered by the equity line facility, or the cost of any special audit required by CMI or any underwriter, all of which will be paid by CMI. In addition, we have agreed to reimburse CMI for a portion of its reasonable attorneys’ fees and expenses in connection with the negotiation of the equity line facility and the registration rights agreement and its review of the registration statement of which this prospectus is a part, up to a maximum of $35,000, including up to $15,000 in connection with the review of the registration statement.

USE OF PROCEEDS

We will not receive any proceeds from any resales of our common stock made by CMI under this prospectus.

SELLING STOCKHOLDER

BNY Capital Markets, Inc.

CMI is offering for resale up to 4.8 million shares of our common stock that it may acquire under the equity line facility. CMI is a registered broker dealer organized under the laws of the state of New York and is a wholly owned subsidiary of The Bank of New York Company, Inc. As of the date of this prospectus, CMI owned no shares of our common stock. Other than its obligation to purchase common stock under the equity line facility, CMI has no other commitments or arrangements to purchase or sell any of our securities, and CMI has not held any positions or offices or had any material relationships with us or any of our affiliates within the past three years. Assuming that CMI sells all of the shares of common stock that it may acquire from us under the equity line facility and does not otherwise acquire shares of our common stock, it will not own any shares of our common stock after the offering.

The number of shares we are registering for resale by CMI represents the maximum number of shares that may be sold under the equity line facility. Because of possible changes in our common stock price and capital needs, as well as in the market overall, the number of shares that we are currently registering for issuance may be significantly higher than the number we ultimately sell under the equity line facility and that CMI ultimately resells under this prospectus.

PLAN OF DISTRIBUTION

The selling stockholders, which term includes CMI and its transferees, donees, devisees, pledgees or distributees, are offering the shares of common stock offered by this prospectus for their own account. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. CMI is an “underwriter,” as defined in the Securities Act, in connection with the sale of the shares offered by CMI under this prospectus. CMI may be offering for sale up to 4.8 million shares of common stock acquired by it pursuant to the terms of the equity line facility, which terms are more fully described in “Equity Line Financing Agreement.”

The selling stockholders may, from time to time, sell all or a portion of the shares covered by this prospectus:

•	on the Nasdaq National Market, or on such other exchange or market where our stock is traded;

•	to broker-dealers purchasing shares for their own accounts;

•	in ordinary brokerage transactions where the broker solicits purchases;

•	in privately negotiated transactions;

•	in block trades; and

•	in any combination of such methods of sale.

The selling stockholders will make such sales at fixed prices that may change, at market prices prevailing at the time of sale, at prices related to prevailing prices or at negotiated prices. The selling stockholders are not restricted as to the price at which they may sell the shares offered by this prospectus and will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. The selling stockholders may transfer or otherwise dispose of their shares by other means not described in this prospectus, and may elect not to sell any or all of the shares covered by this prospectus.

The selling stockholders may effect sales by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders. The selling stockholders have informed us that no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of shares of our common stock by the selling stockholders.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders, and if it acts as agent for the purchaser of the shares of common stock, from the purchaser. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share. To the extent that a broker-dealer is unable to do so acting as agent for the selling stockholders, it will purchase as principal any unsold shares at the price required to fulfill its commitment to the selling stockholders. Broker-dealers who acquire shares as principals may resell the shares from time to time in transactions that may involve block transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of the shares commissions computed as described above.

Any broker-dealers or agents that participate with the selling stockholders in sales of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with sales in which they participate. If any broker-dealers or agents are deemed to be “underwriters,” then any commissions they receive and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

The selling stockholders and any other persons participating in the sale or distribution of the shares of common stock offered by this prospectus will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act and related rules and regulations, including Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our common stock by the selling stockholders or any other such person. Under these rules and regulations, the selling stockholders and such other persons:

•	may not engage in any stabilization activity in connection with shares of our common stock;

•	may not engage in any passive market-making transactions in shares of our common stock except as permitted by Rule 103 of Regulation M;

•	must furnish each broker which offers shares of our common stock covered by this prospectus with the number of copies of this prospectus and any prospectus supplement that the broker requires; and

•	may not bid for or purchase any shares of our common stock or attempt to induce any person to purchase any shares of our common stock other than as permitted by the Exchange Act.

These restrictions may affect the marketability of the shares of our common stock offered by the selling stockholders.

CMI has agreed that during the term of the equity line financing agreement it will not directly or indirectly offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of our common stock except shares that CMI or its affiliates own or are obligated to purchase under the provisions of a pending drawdown request. CMI has also agreed that neither it nor its affiliates shall engage in short sales, short sales against the box, short straddles, short hedges, puts or calls involving our common stock during the term of the equity line financing agreement.

We have agreed to indemnify CMI, its officers, directors, employees and agents, and each person who controls CMI and their officers, directors, employees and agents against specified liabilities, including liabilities under the Securities Act, arising out of any untrue statement or alleged untrue statement of a material fact contained in this prospectus or the registration statement of which this prospectus is a part, or the omission or alleged omission of a material fact required to be stated in this prospectus or the registration statement or necessary to make the statements in this prospectus and the registration statement not misleading, except to the extent the losses are based on information furnished to us in writing by CMI for use in the registration statement and except to the extent that we have corrected the untrue statement or omission or alleged untrue statement or omission in an amendment or supplement to the prospectus that we have furnished to CMI and CMI fails to deliver the corrected prospectus to the person claiming losses.

CMI’s underwriting compensation will depend on the per share purchase price or prices that it pays for shares of our common stock in connection with drawdowns under the equity line facility. CMI will purchase shares of our common stock in connection with drawdowns at a discount of 3% to the closing price of one share of our common stock on the Nasdaq National Market or to the actual sales price per share for shares sold by CMI, on the trading days during a drawdown period and in the circumstances described above in “Equity Line Financing Agreement—Amount of the Draw and Number of Shares.” In addition, in consideration of Shoreline Pacific, LLC’s services as placement agent in connection with the equity line facility, we have agreed to pay future fees equal to 1.5% of each drawdown under the equity line facility to Shoreline Pacific and to reimburse Shoreline Pacific’s reasonable expenses in connection with its services as placement agent up to $15,000. We have also agreed to reimburse CMI for a portion of its reasonable attorneys’ fees and expenses in connection with the negotiation of the equity line facility and the registration rights agreement and its review of the registration statement of which this prospectus is a part, up to a maximum of $35,000, including up to $15,000 in connection with the review of the registration statement.

LEGAL MATTERS

Cooley Godward LLP, San Diego, California, will pass upon the validity of the common stock being offered hereby. An investment partnership of Cooley Godward LLP beneficially owns 27,458 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001 as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the offering is completed:

•
Our Form 10-K for the fiscal year ended December 31, 2001, which was filed on March 26, 2002, including information incorporated by reference in the Form 10-K from our definitive proxy statement for our 2002 annual meeting of stockholders, which was filed on April 12, 2002;

•	Our Form 10-Q for the quarter ended March 31, 2002, which was filed on May 14, 2002;

•	Our Form 10-Q for the quarter ended June 30, 2002, which was filed on August 14, 2002;

•	Our Current Report on Form 8-K, which was filed on June 13, 2002; and

•	The description of our common stock set forth in our registration statement on Form 8-A, which was filed on May 22, 2000.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Dendreon Corporation
3005 First Avenue
Seattle, Washington 98121
(206) 256-4545
Attention: Legal Department

All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the common stock offered in this prospectus shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of common stock to be offered and sold by this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC public reference room referred to above. Any statement made or incorporated by reference into this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.